UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Tesla Motors, Inc.

File No. 333-164593 - CF#28580

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     Tesla Motors, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 29, 2010, as amended on May 27, 2010.

     Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.32	through June 1, 2015
Exhibit 10.32B	through June 1, 2015
Exhibit 10.32C	through June 1, 2015

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel